Digital Lifestyles Group, Inc.

1001 S. Capital of Texas Hwy.
Building I, Suite 200
Austin, Texas 78746

Via Edgar

November 12, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Digital Lifestyles Group, Inc.
Registration Statement on Form S-1 (File No. 333-119573)

Ladies and Gentlemen:

     In accordance with Rule 461 under the Securities Act of 1933, Digital Lifestyles Group, Inc. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 5:30 p.m., Washington, D.C. time, on November 12, 2004, or as soon as possible thereafter. Pursuant to our telephone conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we understand that the Commission has waived the provisions in Rule 461 that would otherwise require this acceleration request to be submitted not later than the second business day prior to the desired date of effectiveness.

     In connection with this acceleration request, we acknowledge that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should any member of the Staff have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Richard D. Rafferty at (512) 867-8503.

Very truly yours, DIGITAL LIFESTYLES GROUP, INC.
By:	/s/ J. William Wilson
J. William Wilson
Vice President and General Counsel